Aegean Earth & Marine Corporation

71, El. Venizelou Ave. 176 71

Kallithea Athens, Greece

August 15, 2008

VIA EDGAR

United States Securities

  & Exchange Commission

100 F Street N.E.

Washington, D.C.  20549-7010

Attention:  Pamela A. Long

Re:

Aegean Earth & Marine Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed July 2, 2008

File No. 333-150389

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed April 21, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Filed May 20, 2008

File No. 000-52136

Dear Ms. Long,

This is in reply to your letter of comment dated July 17, 2008 (the “Comment Letter”), regarding Amendment No. 1 to Aegean Earth & Marine Corporation’s (“Aegean”) Registration Statement on Form S-1 identified above.  Marked copies of Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”) are being forwarded via overnight courier to you and to Dietrich King, Ernest Greene, Lisa Haynes and Lesli Sheppard of the Securities and Exchange Commission’s (the “SEC”) staff to facilitate their review of this filing.

The paragraph numbers below correspond to the numbered paragraphs in your Comment Letter and the page references are the same as set forth in your Comment Letter.  The page references in our responses refer to the page number of the unmarked

United States Securities

  & Exchange Commission

August 15, 2008

Amendment.  We do not repeat your comments but will try to respond to your expressed concerns.

Prior to filing this Amendment, Aegean was informed by its counsel in Greece that the Athens Court of Appeal would not approve Empedos S.A.’s reorganization plan, although, an official decision of the court has not been issued.  As a result, Aegean has decided not to pursue its acquisition of Empedos and will instead seek other acquisition targets.  The Amendment therefore has been revised to exclude any discussion of Empedos as an acquisition candidate and remove the Memorandum of Understanding from the exhibit list.  In addition, prior to filing this Amendment, Aegean sold an additional 50,000 of its ordinary shares in a private placement and the Amendment has been revised to reflect the sale and the additional ordinary shares outstanding.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page

Comment No. 1.  Aegean has revised the prospectus to include disclosure of its intention to contact market markers to apply for quotation on the Over-the-Counter Bulletin Board but that no market makers have been identified and that its ordinary shares may not be accepted for quotation.  Please see page 1 of the Amendment.

Management’s Discussion and Analysis of Financial Condition …, page 9

Comment No. 2.  Aegean has amended this section to include a discussion of its results of operations.  Please see page 10 of the Amendment.

Overview, page 9

Comment No. 3.  Aegean has amended this section to clarify that it has not engaged in any construction projects and it has not entered into any binding agreements to perform any construction projects.  Please see page 9 of the Amendment.

Plan of Operation, page 10

Comment No. 4.  Aegean has amended this section to include a discussion of its anticipated costs of operations for the next 12 months and how it intends to fund any acquisitions or construction projects that it undertakes.  Please see page 10 of the Amendment.  This section has also been amended to delete the discussion of the Memorandum of Understanding and its potential acquisition of Empedos subject to a bankruptcy proceeding.  Please see page 11 of the Amendment.

United States Securities

  & Exchange Commission

August 15, 2008

Government Regulation …, page 14

Comment No. 5.  Aegean has amended this section to include a discussion of the estimated time it would take to apply for a lower level license. Please see page 15 of the Amendment.  In addition, Aegean has also amended this section to delete the discussion of Empedos S.A. and its proposed acquisition.  See page 15 of the Amendment.

Proposed Acquisition, page 14

Comment No. 6.  As noted above, Aegean has determined not to proceed with its acquisition of Empedos.  Accordingly, this section has been revised to delete the discussion of the proposed acquisition of Empedos and the Memorandum of Understanding.  Aegean has identified other potential acquisition candidates and the section now discusses proposed acquisitions in general terms.  Please see page 15 of the Amendment.

Comment No. 7.  Since Aegean has determined not proceed with its acquisition of Empedos, it has not included a description of the Hellenic Capital Market Commission ruling regarding Empedos’ delisting.

Directors and Executive Officers, page 16

Comment No. 8.  Aegean has amended this section to include a cross reference to Certain Relationships and Related Transactions which has also been revised to include a discussion of shell companies in which the founder has an indirect beneficial ownership interest.  Please see pages 17 and 32 of the Amendment.

Selling Shareholders, page 22

Comment No. 9.  Aegean has amended this section to describe the private placement transactions in which the selling shareholders acquired the ordinary shares being registered for resale.  Please see page 21 of the Amendment.

Certain Relationships and Related Transactions, page 31

Comment No. 10.  Aegean has amended this section to include a discussion of the points listed in the Comment Letter.  Please see page 32 of the Amendment.

Comment No. 11.  Aegean has amended this section to include a discussion of Mr. DeLape’s relation to Benchmark Equity Group, a 20% owner of Nautilus Global Partners, as well as the other shell companies in which Nautilus Global Partners is an investor.  Please see page 32 of the Amendment.

United States Securities

  & Exchange Commission

August 15, 2008

Aegean Earth and Marine Corporation Audited Financial Statements.

Note 11 – Subsequent Event, page F-10

Comment No. 12.  Aegean has amended Note 11 to discuss the basis for its allocation to goodwill.  Please see page F-10 of the Amendment.

Aegean Earth and Marine Corporation Unaudited Condensed Consolidated Financial Statements.

Condensed Consolidated Balance Sheets, page F-14

Comment No. 13.  Aegean has revised the Shareholders Equity (Deficit) section of its balance sheet to correct the typographical errors and provide the correct amounts .  Please see page F-12 of the Amendment.

Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Combined Balance Sheet, page F-35__

Comment No. 14.  Aegean has deleted its pro forma balance sheet as of December 31, 2007 and adjusted the related introductions and footnotes accordingly.

Unaudited Pro Forma Combined Statement of Operations From January 2008 to March 31, 2008, page F- 37

Comment No. 15.  Aegean has revised the description of the statement of operations and the related notes to the financial statements to more clearly show that the period of the pro formas is from January 1 through March 31 and that the results of the two companies are separate for the entire period..

Exhibits, 10.1

Comment No. 16.  Since Aegean has determined not to proceed with its acquisition of Empedos, it has removed the Memorandum of Understanding as an exhibit.

United States Securities

  & Exchange Commission

August 15, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Item 4. Controls and Procedures, page 15

Comment No. 17.  Aegean will revise its disclosure in its next Form 10-Q, and its subsequent periodic reports, to provide its management’s conclusions about the effectives of its disclosure controls and procedures.

Comment No. 18.  Aegean confirms that there were no changes in its internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected or are reasonably likely to affect its internal control over financial reporting.  Aegean will revise its disclosure in its next Form 10-Q, and its subsequent periodic reports, so as not to reference the “relevant period” but instead to refer to the “last fiscal quarter.”

In connection with the Company’s anticipated request for acceleration of effectiveness of the above noted registration statement, the Company acknowledges the following:

(a)

Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

(b)

The action of the SEC or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Andrew Russell of Gusrae, Kaplan, Bruno & Nusbaum, at 212-269-1400 or you may contact them via e-mail at lnusbaum@gkblaw.com or arussell@gkblaw.com, respectively, if you have further comments or desire any further information.

Very truly yours,

Aegean Earth & Marine Corporation

By: /s/  Rizos Krikis

Rizos Krikis

United States Securities

  & Exchange Commission

August 15, 2008

cc (via Federal Express, w/encl.):

Dietrich King

Ernest Greene

Lisa Haynes

Lesli Sheppard